UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DOCUMENT CAPTURE TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

25614C108
(CUSIP Number)

Richard Dietl One Penn Plaza, 50th Floor New York, NY 10119 (212) 557-3334
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐.

CUSIP No.	25614C108

1	NAMES OF REPORTING PERSONS: Richard Dietl

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		8,173,514

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,173,514

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,173,514

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	44.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer.

This Schedule 13D is being filed with respect to the common stock, (the “Common Stock”), par value $.001 per share of Document Capture Technologies, Inc. (the “Company”) a Delaware corporation, with its principal executive offices at 1798 Technology Drive, Suite 178, San Jose, California 95110.

Item 2. Identity and Background.

This Schedule 13D is being filed by Richard Dietl (the “Reporting Person”), an individual, whose address is One Penn Plaza, 50th Fl., New York, NY 10119.  Mr. Dietl is the founder and chief executive officer of Beau Dietl & Associates, specializing in corporate investigations for major international companies.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Mr. Dietl is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On June 23, 2008, the Reporting Person entered into a Common Stock Purchase Agreement with Syscan Imaging Ltd. (the “Seller”) to purchase an aggregate of 5,000,000 shares of the Company’s Common Stock for $2,500,000 from the Seller, $2,000,000 of which has been paid to date ($250,000 was immediately put into an escrow account and $1,750,000 was paid to the Seller on July 14, 2008) and $500,000 of which must be paid to the Seller on or before December 20, 2008. 200,000 of the aggregate 5,000,000 shares were immediately transferred by the Reporting Person and the Reporting Person has no voting or investment power over such 200,000 shares.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock to which this Schedule 13D relates for investment purposes only and not with a view towards distribution or resale, in accordance with the terms and conditions of the Common Stock Purchase Agreement entered into by and between the Reporting Person and the Seller on June 23, 2008, attached hereto as Exhibit 1.

In connection with the Common Stock Purchase Agreement, the Seller granted an option to the Reporting Person to purchase up to 3,173,514 additional shares of the Company’s Common Stock from the Seller at a purchase price of $0.50 per share, for a period of 12 months from the date of the Common Stock Purchase Agreement.

Item 5. Interest in Securities of the Issuer.

Prior to the date of the purchase, the Reporting Person beneficially owned 200,000 shares of the Company’s Common Stock. On July 14, 2008, the Reporting Person commenced payment on the purchase of an aggregate of 5,000,000 shares of the Company’s Common Stock, 200,000 of which were immediately transferred to a non-affiliated third party. The shares beneficially owned by the Reporting Person as of the date of this Schedule 13D represent approximately 44.3% of the issued and outstanding Common Stock of the Company.

The Reporting Person has sole power to vote and dispose of each of the 5,000,000 shares of the Company’s Common Stock beneficially owned by him and upon the exercise, if any, of the 3,173,514 shares that may be acquired by the Reporting Person from the Seller, the Reporting Person expects to have sole voting and investment power over such 3,173,514 shares. In the sixty (60) days prior to the date of this Schedule 13D, there have been no other transactions in the Common Stock of the Company by the Reporting Person, and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Common Stock Purchase Agreement, the Seller granted an option to the Reporting Person to purchase up to 3,173,514 additional shares of the Company’s Common Stock from the Seller at a purchase price of $0.50 per share, for a period of 12 months from the date of the Common Stock Purchase Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Common Stock Purchase Agreement between Richard Dietl and Syscan Imaging Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2008	By:	/s/ Richard Dietl
Richard Dietl